Exhibit 12

AMR CORPORATION

Computation of Ratio of Earnings to Fixed Charges

(in millions)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010
Loss:
Loss before income taxes	$(162)	$143	$(884)	$(373)

Add: Total fixed charges (per below)	479	447	1,421	1,337

Less: Interest capitalized	11	7	28	25

Total earnings (loss) before income taxes	$306	$583	509	939

Fixed charges:

Interest	$200	$192	$592	$585

Portion of rental expense representative of the interest factor	262	238	777	698

Amortization of debt expense	17	17	52	54

Total fixed charges	$479	$447	$1,421	$1,337

Ratio of earnings to fixed charges	—	1.30	—	—

Coverage deficiency	$173	$—	$912	$398